UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Software Development Agreement

On January 5, 2026, Sagtec Global Limited (the “Company”) entered into a software development agreement with Grandpride Luxury Travel Sdn. Bhd. (the “Client”) (the “Agreement”), pursuant to which the Company will design, develop and deliver a software system known as the Smart AI E-Hailing & Car Rental and Subscription System / Program (the “Platform”) to the Client.

Pursuant to the Agreement, the aggregate contract value is US$4.0 million, consisting of the following components:

1.	licensing and custom software development services in an aggregate amount of US$1.6 million, covering system architecture design, software development, testing and delivery of the Platform, with fees payable in milestone-based installments tied to the completion and acceptance of defined development phases;

2.	service and maintenance services with an aggregate value of US$1.2 million, to be provided over a five-year period following the Client’s final acceptance of the Platform, providing ongoing technical support, system maintenance, upgrades and enhancements, with fees payable on a monthly basis; and

3.	data hosting and analytics services with an aggregate value of US$1.2 million, to be provided over a five-year period following the Client’s final acceptance of the Platform, covering cloud infrastructure, data management and AI-driven analytics services, with fees payable on a monthly basis.

Under the Agreement, ownership of the intellectual property rights in the Platform developed for the Client will transfer to the Client upon full payment of the applicable fees, subject to the Company’s retention of general know-how and portfolio usage rights. The Agreement also contains customary provisions relating to confidentiality, representations and warranties, and termination.

A copy of the Agreement is filed as Exhibit 10.1 to this Report on Form 6-K.

Change of Address

The Company also announces that its principal office address in Malaysia has changed. The Company’s previous address of No. 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur, Malaysia, has been changed to Lot 6-2, Level 9, Equatorial Plaza, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Software Development Agreement between the Company and Grandpride Luxury Travel Sdn. Bhd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: January 12, 2026

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